SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 0-21986

                           NOTIFICATION OF LATE FILING
(Check  One):  [XX]  Form  10-K [ ] Form  11-K  [ ]  Form  20-F [ ] Form  10-Q
[  ] Form N-SAR
For Period Ended:  October 31, 1997
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K
For the Transition Period Ended:
    Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         Part I. Registrant Information
Full name of registrant ABLE TELCOM HOLDING CORP.
                           ----------------------------------------------------
Former name if applicable

Address of principal executive office (Street and number)
1601 FORUM PLACE, SUITE 1110
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City, State and Zip Code
WEST PALM BEACH, FLORIDA  33401
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                        Part II. Rule 12b-25 (b) and (c)
    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.) [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X] (b) The subject annual report, semi-annual report, transition report on
    Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               Part III. Narrative
    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

    The Registrant's recent acquisition's and refinancing activities have resulted in significantly increased accounting and audit responsibilities to which management and staff have been required to devote substantial attention and resources. Pending acquisitions have required management to prepare additional financial reporting information and asset appraisals, which are not yet completed. The Registrant's recently completed subordinated debt financing and its pending refinancing of its secured debt have demanded extensive efforts on the part of management and staff, which efforts are critical to the Registrant receiving the additional funding it requires to pursue its business strategy. As a result, the Registrant is unable to file its Annual Report on Form 10-K within the prescribed time period without unreasonable expense and effort.



                           Part IV. Other Information
    (1) Name and telephone number of person to contact in regard to this notification
  BILLY V. RAY          (561)                 688-0400
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    (Name)          (Area code)           (Telephone number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes [  ] No
    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No
    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The Registrant's gross revenues for the fiscal year ended October 31, 1997 are expected to increase 65% to 75% as compared to the fiscal year ended October 31, 1996. A reasonable quantitative amount cannot be stated because the audited financial information is not yet available.

                            ABLE TELCOM HOLDING CORP.
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                 (Name of  registrant  as  specified in charter) Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  January 28, 1998        /s/ Billy V. Ray
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                              Billy V. Ray
                             Chief Financial Officer